FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

**COHNREZNICK CAPITAL MARKETS
SECURITIES, LLC**

JANUARY 31, 2022

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

TABLE OF CONTENTS

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SEC FILE NUMBER
8-68918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2021 (MM/DD/YY) AND ENDING 01/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CohnReznick Capital Markets Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 2533
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Virgina Voos	6032168971	vvoos@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 West Mount Pleasant Ave.	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Knapp_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____CohnReznick Capital Markets Securities, LLC_____, as of _____January 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MICHELLE-LEE RABINOWITZ
Notary Public
Connecticut
My Commission Expires May 31, 2026

Signature: _____

Title: _____
President

Notary Public _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers
CohnReznick Capital Markets Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CohnReznick Capital Markets Securities, LLC as of January 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CohnReznick Capital Markets Securities, LLC as of January 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CohnReznick Capital Markets Securities, LLC's management. Our responsibility is to express an opinion on CohnReznick Capital Markets Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CohnReznick Capital Markets Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CohnReznick Capital Markets Securities, LLC's auditor since 2018.
Livingston, New Jersey
April 5, 2022

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

January 31, 2022

ASSETS

Cash	$ 18,887,295
Accounts receivable	1,375,697
Furniture, equipment and software, net of accumulated depreciation and amortization of $459,247	288,722
Due from members	99,556
Escrow receivable	624,070
Right of use assets	837,587
Prepaid expenses and other assets	515,967
TOTAL ASSETS	$ 22,628,894

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 7,322,408
Lease liabilities	837,587
Accounts payable and other liabilities	165,884
Due to CohnReznick	81,250
TOTAL LIABILITIES	8,407,129
MEMBERS' EQUITY	14,221,765
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 22,628,894

See notes to financial statement

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

January 31, 2022

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CohnReznick Capital Markets Securities, LLC (the Company) is a majority-owned subsidiary of CohnReznick LLP (CohnReznick) formed under the laws of the State of Maryland on January 1, 2012, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in New York, NY. The Company's primary focus for its customer is to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company is a Capital Acquisition Broker that does not hold any funds or securities for the accounts of customers and is therefore exempt from SEC Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of as statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflect management's best estimate of the amounts that will not be collected. Each customer's balance is individually reviewed where all or a portion of the balance exceeds 180 days from the invoice date or when facts and circumstances indicate collection might be in doubt. Based on management's assessment of the customer's current creditworthiness, the estimated portion of the balance that will not be collected is recorded as an allowance for credit losses. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. There is no allowance for credit losses as of January 31, 2022.

Financial Instruments – Credit Losses

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326, *Financial Instruments – Credit Losses* introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires recognition of credit losses, based on the expectation of losses while also providing additional transparency about credit risk.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Credit Losses (continued)

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g. cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financials assets and immaterial historic and expected losses.

Income Taxes

The Company is a limited liability company and as such is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

For the year ended January 31, 2022, the Company did not incur any interest or penalties from taxing authorities. Income tax returns filed by the Company/members are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2018 remain open.

Furniture, Equipment, and Software

Furniture, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation and amortization are determined using the following estimated useful lives:

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Equipment, and Software (continued)

	Years
Furniture and fixtures	7
Computer equipment	5
Software	3

NOTE 3 - FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software consist of the following as of January 31, 2022:

Furniture, equipment and software	$747,969
Accumulated depreciation and amortization	(459,247)
	$288,722

Depreciation and amortization expense for the year ended January 31, 2022 was $92,913.

NOTE 4 - COMMITMENTS

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent an arrangement represents a lease, the Company classifies that lease as either a right-of-use (ROU) lease or a finance lease. The Company capitalizes ROU leases on its Statement of Financial Condition through a right-of-use asset and a corresponding right-of-use lease liability. ROU assets represent the Company's right to use an underlying asset for the lease term, and ROU lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for ROU lease payments is recognized on a straight-line basis over the lease term.

NOTE 4 - COMMITMENTS (continued)

The Company has non-cancelable leases for office space in New York and California through March 30, 2022 and April 30, 2023, respectively. The Company had a lease for office space in Connecticut through September 13, 2021.The Company entered into a non-cancelable lease in Connecticut which ends September 2026. The addition of the new lease resulted in an increase in the right of use asset and the lease liability of $414,369 each. In January 2022, the Company entered into a non-cancelable lease in New York which is set to commence May 2022. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

Year ending January 31,	Amount
2023	$647,403
2024	749,800
2025	693,793
2026	696,173
2027	662,853
Thereafter	395,361
Total undiscounted lease payments	3,845,383
Less: Imputed interest	309,095
Total lease liabilities	$3,536,288
Weighted average lease term	62 months
Weighted average discount rate	3.32%

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computers and other office equipment, and general managerial and administrative support and services to the Company.

For the year ended January 31, 2022, the amount due to CohnReznick from the Company was $81,250 and is included in due to CohnReznick on the statement of financial condition. Advances were reduced by expense sharing amounts described above. There are no fixed repayment terms associated with this agreement.

For the year ended January 31, 2022, the amount due from members to the Company was $95,556 and is reported on the statement of financial condition. This is a noninterest bearing amount, without fixed repayment terms, due to the Company.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2022, the Company had net capital of $11,317,752 which was $10,813,116 in excess of its required net capital of $504,636. The Company's aggregate indebtedness ratio was 66.88%.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary.

NOTE 9 - LITIGATION CONTINGENCIES

From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time, except as set forth below, the Company is unaware of any legal proceedings pending against the Company. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

NOTE 9 - LITIGATION CONTINGENCIES (continued)

The Company and CohnReznick, are party to several legal actions brought by investors in a project the Company performed services for during the year ended January 31, 2019. The Company's customer in which the investors had a financial stake filed for bankruptcy protection, and the investors are seeking unspecified damages based on claims of alleged negligent misrepresentation, unfair trade practices and violation of securities laws. Management denies the claims against the Company and intends to aggressively contest all litigation. Management of the Company believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 10 - COVID-19

In March 2020, the World Health Organization declared COVID-19 a "Public Health Emergency of International Concern". Currently, the virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statement was available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through April 5, 2022 (the date the financial statement was available to be issued) and did not identify any material subsequent events requiring adjustment or disclosure in the financial statement.